

Alagiri Senthilkumar · 2nd

CEO & Co-Founder at BeWell Digital (YC W21)

Dindigul, Tamil Nadu, India · **Contact info**

500+ connections

 **4 mutual connections:** Justin Renfro, David Valverde (V.V.V), and 2 others

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 **BeWell Digital**

 **PSG College of Technology**

Featured

data.gov.in

Experience



CEO & Co-Founder
BeWell Digital · Permanent Full-time
Jan 2021 – Present · 6 mos
Dindigul, Tamil Nadu, India

Building the operating system for India's healthcare industry starting with regulatory compliance.

BeWell Digital is a YC W21 Company.



Product Manager
Zenefits
Jan 2018 – Dec 2020 · 3 yrs
Vancouver, British Columbia, Canada

- Product Manager for Data, Business intelligence & Advanced Analytics products of Zenefits.
- Conceptualized, built and released Compensation Management (CM) product of Zenefits that allows SMBs to manage the people cost better.
- CM is the first data analytics product of Zenefits and is priced at $4 per employee ...see more

 **Zenefits to allow clients to compare salaries**

 **Zenefits Launches First Compensation...**



BRIDGEi2i Analytics Solutions
6 yrs 1 mo

Product Manager
Jun 2012 – Dec 2017 · 5 yrs 7 mos
Bengaluru Area, India

Product Owner of Sales Decision Engine at BRIDGEi2i. "Sales Decision Engine" is an advanced AI based sales analytics platform that helps sales operations transform into high-performance organizations.

...see more

 **Sales Decision Engine**   +1

Intern as Business Analyst
Dec 2011 – May 2012 · 6 mos
Bangalore

Contributing Writer
HubSpot & Supply Chain Asia
Dec 2014 – Nov 2017 · 3 yrs

Content writer for a Hubspot and Supply Chain Asia.

http://blog.hubspot.com/sales/author/alagiri-samy

...see more

Startup founder
eAdmissions.in
Dec 2010 – May 2012 · 1 yr 6 mos
PSG College of Technology - Computer Lab

Failed startup founder

Conceptualized and built eAdmissions.in platform & released the product within 6 months.

...see more

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Education



PSG College of Technology
Integrated Masters of Science, Software Engineering
2007 – 2012
Activities and Societies: Chairman & Secretary General - Young Leaders Global Conclave
Director and Treasurer of Rotaract Club of PSG College of Technology

Integrated Masters in Software Engineering at Department of Mathematics and Computer
Applications in PSG College of Technology.

GD Matriculation Higher Secondary School
Higher Secondary, Computer Science
2005 – 2007
Activities and Societies: NSS, English Literary Society, School Union

Carmel Garden Matriculation Higher Secondary School
Middle School
2000 – 2005
Activities and Societies: Debate team, Football

Volunteer experience

Student Co-ordinator
India Against Corruption
Jun 2011 – Nov 2011 • 6 mos
Civil Rights and Social Action

Played a pivotal role in bringing the students together for the movement in Coimbatore.

Skills

Analytics

News Writing

Project Management

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